Exhibit 99.1

Roumell Announces Preliminary Annual Meeting Results for Enzo Biochem, Inc.

At a Minimum, Chairman and CEO, Dr. Elazar Rabbani, Must Tender His Resignation from the Board According to Roumell’s Initial Tabulations

Had the Board Honored Roumell’s Nominations and GREEN Proxy Card, Shareholders Would Have Achieved Additional Board and Business Changes

Roumell Demands Meeting with the Non-Executive Directors to Accept Dr. Rabbani’s Resignation Which Should be Immediately Effective

CHEVY CHASE, MD. Jan. 5, 2021 /PRNewswire/ -- Roumell Asset Management, LLC (“Roumell”), which owns 5.78% of the outstanding shares of common stock (the “Common Stock”) of Enzo Biochem, Inc. (NYSE: ENZ) (“Enzo” or “the Company”), today announced the preliminary results at the Company’s annual meeting of shareholders held on January 4, 2021 (the “Annual Meeting”) based on the tally by Roumell’s proxy solicitor.

During the past few weeks, Roumell had the privilege to engage with many of Enzo’s shareholders. Roumell appreciates the overwhelming feedback in support of its campaign received from shareholders leading up to the Annual Meeting. The will of Enzo’s shareholders was clearly displayed at the Annual Meeting.

Based on a preliminary tally, at a minimum, Dr. Rabbani received approximately 44% of the shares voted for his re-election, and approximately 56% of the shares voted, against his re-election. Less than 22% of outstanding shareholders of Common Stock voted to re-elect Dr. Rabbani. As a result and as required by Article I, Section 9 of the Company’s Amended and Restated By-Laws (as amended, the “Bylaws”), Dr. Rabbani, who did not receive a majority of votes cast at the Annual Meeting, must promptly tender his resignation to the Board.

Had the Company honored Roumell’s valid nominations and proposals, and accepted the proxies received by Roumell the votes against Dr. Rabbani’s re-election would have been even more overwhelming. It is very likely that at least one of the candidates nominated by Roumell would have been elected to the Board. Further, Harbert Discovery Fund, LP and Harbert Discovery Co-Investment Fund I, LP (together, “Harbert”), which currently own 11.74% of the outstanding shares of Common Stock, yesterday announced that, though they voted on the Company’s proxy card in connection with the Annual Meeting to ensure their votes were counted, they would have submitted their votes on Roumell’s GREEN proxy card had the Company not disenfranchised shareholders by refusing to accept Roumell’s nominations, proposals and proxies.1 Harbert also announced that the Company failed to disclose and answer nine questions that Harbert posed during the Annual Meeting.

Similarly, the questions submitted by Roumell through the online portal at the Annual Meeting were neither disclosed by the Company nor answered during the Annual Meeting, despite the Company’s promise to shareholders in its Annual Meeting materials to answer such shareholder questions. Here are Roumell’s questions that the Board refused to answer:

•	Will the Board accept Dr. Rabbani’s resignation, or will it act undemocratically and not accept the clear desire of the Company’s shareholders to remove Dr. Rabbani from the Board?
•	Is each Board member aware of each’s reputational risk in not honoring the clear intentions of the Company’s owners?

1 See Press Release filed by Harbert Discovery Fund, LP and Harbert Discovery Co-Investment Fund I, LP on January 4, 2021, available at: https://www.globenewswire.com/news-release/2021/01/04/2152879/0/en/Harbert-Discovery-Fund-Issues-Letter-to-the-Independent-Directors-of-Enzo-Biochem-Inc.html.

On behalf of all shareholders, Roumell demands prompt answers to these questions. Roumell also demands a meeting with the Company’s non-executive, independent directors to discuss the results of the Annual Meeting, as well as Roumell’s director candidates and other business proposals. Roumell further demands that the Board pay heed to its shareholders’ clear mandate and, consistent with Article I, Section 9 of the Bylaws, immediately accept Dr. Rabbani’s resignation. Roumell believes that, with their votes, shareholders were effectively weighing in on Dr. Rabbani’s service as both a member of the Board and the Company’s CEO, and the Board should recognize this fact. Roumell hopes that Dr. Rabbani will have the common decency to not force the Company’s non-executive, independent directors into a situation that jeopardizes their reputations and careers for the sole purpose of protecting his own self-interest. Roumell reminds the non-executive, independent directors that they have a duty to all shareholders of the Company, and if they do not abide by the will of the Company’s shareholders, they potentially face serious professional and legal repercussions. Roumell intends to continue advocating for the Company’s shareholders and reserves all rights with respect to its nominations and shareholder proposals.

Contacts

Saratoga Proxy Consulting LLC
John Ferguson / Joe Mills, 212-257-1311
jferguson@saratogaproxy.com / jmills@saratogaproxy.com